February 23, 2026

Jie Xiao
Chief Executive Officer
YSX Tech Co., Ltd
Room 102, Building 1
No. 22, Huazhou Road
Haizhu District, Guangzhou, Guangdong
China

        Re: YSX Tech Co., Ltd
            Registration Statement on Form F-3
            Filed February 13, 2026
            File No. 333-293464
Dear Jie Xiao:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Ying Li